Exhibit 1

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4072	eknettel@hfgcg.com
nachum@audiocodes.com	shirley.nakar@audiocodes.com

AudioCodes Announces Acquisition of CTI Squared Ltd.

CTI Squared to become a Wholly Owned Subsidiary of AudioCodes

Lod, Israel – February 1, 2007 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice network products, today announced its intent to exercise its option to purchase the remaining outstanding shares of CTI Squared Ltd. (“CTI2”), a leading provider of enhanced messaging and communications platforms deployed globally by service providers and enterprises. CTI2‘s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks. It employs approximately 30 people and they are based in Israel. The impact of the acquisition on AudioCodes’ financial results in 2007 is not expected to be material.

In February of 2006, AudioCodes acquired 10% of the outstanding shares of CTI2 for a purchase price of $1 million, which was paid in cash. AudioCodes intends to exercise the option it also obtained to acquire the remaining shares of CTI2 for a total purchase price of $10 million, $5 million in cash payable by February 28, 2007 and $5 million in cash payable by February 28, 2008. The second installment payment may be reduced by certain claims against CTI2 arising prior to the second payment.

In November of 2006, AudioCodes and CTI2 announced that FASTWEB, Italy’s second largest fixed telephony operator and the first player worldwide to develop an all IP network for Triple Play service delivery (voice, data, and video), is expanding its use of CTI2‘s InTouch™ platform, integrated with AudioCodes IPmedia™ Media Server, for advanced voicemail and unified messaging services.

“We are very pleased to announce the acquisition of CTI Squared,” said Shabtai Adlersberg, Chairman, President and CEO of AudioCodes. “This acquisition further strengthens our strategic initiative to become a key supplier of Converged IP Communication products and solutions to Service Providers worldwide. The CTI2 advanced messaging and communication platforms, together with our IPmedia™ IMS-compliant MRFP’s (Media Resource Function Processor, also known as Media Servers), enhances our ability to offer revenue generating bundled applications for Wireline, Wireless, Cable, IMS and Fixed-Mobile-Convergence markets.”

“We believe that CTI2 has built a strong team that has delivered field-proven enhanced messaging and communications platforms that fit well with AudioCodes’ vision of enabling IMS networks,” said Erez Marom, CEO of CTI2. “This acquisition offers an even better future for our employees, customers and partners as we combine CTI2‘s products with AudioCodes financial strength, product portfolio and proven capability to deliver to NEPs and service providers.”

Conference Call and Webcast
AudioCodes management will discuss this transaction at the previously announced conference call set to discuss AudioCodes’ fourth quarter and fiscal year 2006 results which will be webcast live, February 6, 2006 at 9:00 a.m. Eastern Time / 6:00 a.m. Pacific Time. Investors are invited to listen to the call live via webcast by visiting AudioCodes’ Website at www.audiocodes.com. Please access the Website at least 15 minutes earlier in order to register, download, and install any necessary audio software.

About CTI Squared Ltd
CTI2 delivers Next-Gen, value-added solutions to leading carriers and service providers worldwide, with product lines spanning Web/IPTV Advertising, T-Commerce, Messaging and Conferencing services. CTI2 is spearheading the cable industry with advanced revenue-generating services including Location-based advertisement and Content Promotion services. By developing innovative, scalable, optimized and adaptable technology, CTI2 supports communications solutions that enable service providers to launch lucrative services. These solutions are backed by the InTouch platform, an open, IP, standards-based environment that meets the strictest Telco-grade requirements. Privately owned, CTI2 employs a large team of veteran technicians, programmers and top industry professionals. The Company collaborates with leading integration and support providers worldwide to deliver unique solutions for Cable/MSO operators, Broadband operators, Mobile carriers, Fixed-line carriers, Internet Service Providers (ISPs), and Application Service Providers (ASPs). For more information, visit the CTI2 website at http://www.cti2.com.

About AudioCodes
AudioCodes Ltd. (NASDAQ: AUDC), Your Gateway to VoIP, provides innovative, reliable and cost-effective Voice over Packet (VOP) technology and Voice Network products to OEMs, Network Equipment Providers, Service Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway and media processing technologies (based on VoIPerfect(TM) – AudioCodes’ underlying, best-of-breed, core media gateway architecture) and Session Border Controllers (SBCs). The company is a market leader in product development, focused on VoIP Media Gateway, Media Server and SBC technologies and network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past few years and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. The Company is a VoIP technology leader focused on quality, having recently received a number one ranking from ETSI for outstanding voice quality in its media gateways and media servers. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, enhanced voice services and video markets. AudioCodes enabling technology products include VoIP and CTI communication blades, VoIP media gateway processors and modules, and CPE devices. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For further information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.